vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 26 July 2007
Re: Second quarter 2007 results press release

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Amsterdam, The Netherlands

Q2
2007

Strong operational performance continues in second quarter

For release at 7.00am on 26 July 2007

Highlights for Q2 2007

Amounts in € million	Q2 2007	Q2 2007 adjusted❶	Q2 2006	Increase adjusted❶	Organic Growth❷
Sales	**2,121.5**	**2,121.5**	1,925.0	+10%	**+10%**
Gross Profit	**491.7**	**421.8**	355.7	+19%	**+17%**
Gross Margin	*23.2%*	*19.9%*	*18.5%*		
Operating Income	**150.2**	**101.9**	72.2	+41%	**+37%**
Operating Margin	*7.1%*	*4.8%*	*3.8%*		
Net Income	**94.2**	**62.5**	44.4	+40%	
Net Income per share (in Euro)	**0.54**	**0.36**	0.26	+38%	

❶ Excluding the retroactive effect (1 January 2006 to 31 March 2007) of the French social security recalculation, which contributed net income of €31.7 million and EPS of €0.18. For further analysis, see page 5.

❷ All growth percentages quoted in this media release have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals.

- **28% increase in permanent placement fees**
- **Increase in gross margin to 19.9%**
- **Improved operating efficiency**
- **Organic growth in operating income 37%**
  - **Traditional staffing 51%**
  - **Engineering staffing 51%**
  - **Education staffing 15%**
- **Acquisition of specialist recruitment businesses in the US, UK and Australia**

CEO's Statement

Zach Miles said, "*We continue to see a positive operating environment in continental Europe and an improving UK market. Our operations in Australia, Canada and new emerging markets have, once again, made excellent progress. Our US business is growing despite slower market conditions.*

We are approaching our operating margin targets in all geographic regions."

Q2 2007 Review

Sales increased 10% with increases in all of our major markets. Gross profit was up 17% and operating income increased by 37%.

Demand for permanent placement increased during the quarter resulting in a 28% organic improvement in placement fees with strong growth in France, the UK and the Netherlands. Permanent placement now represents 4.0% of Group sales and 20% of gross profit.

On an adjusted basis, our gross margin improved to 19.9% from 18.5% and our operating margin (operating income as a percentage of sales) was 4.8% (Q2 2006: 3.8%).

Our conversion ratio (operating income divided by gross profit) increased to 24.2% from 20.3%. As a percentage of sales, costs were 15.1% (Q2 2006: 14.7%) reflecting organic investments and changes in our business mix.

Country Region	Gross Profit Organic Increase	Operating Income Organic Increase	% of Group Operating Income
France *(See note)*	+ 27%	+53%	38%
UK	+13%	+15%	18%
Netherlands	+10%	+31%	5%
Belgium	+13%	+17%	7%
Spain	+20%	+74%	3%
Other Europe	+14%	+76%	7%
US	+4%	-2%	10%
Australia & New Zealand	+15%	+20%	6%
Canada	+38%	+90%	4%
Latin America, Asia, Middle East, and Africa	+29%	+91%	2%

Note: Figures for France in the above table exclude the retroactive effect (1 January 2006 to 31 March 2007) of recalculating social security charges, but includes the benefit for the quarter ended 30 June 2007.

The development of our French permanent placement business continued to gain ground with an 82% increase in fees. Good growth in sales and operating income was experienced in both the traditional and professional/executive parts of our business. Stripping out the effect of social security recalculations completely, French gross profit increased by 14% and operating income increased by 21% compared to Q2 2006. The impact of recalculation in Q2 added €8.8 million in operating income and €12.8 in gross profit.

In the UK, we saw further growth in the education sector, marking a continued recovery in this highly profitable area of our business. Our brands operating in the engineering/technical, accounting/finance, interim management and legal sectors all performed strongly. Healthcare also achieved positive growth.

In the Netherlands, traditional staffing achieved strong increases in operating income, with our Dactylo brand in particular showing good growth. Permanent placement activities helped to contribute to our positive results. Sales and operating income in the professional/executive sector also improved this quarter.

Our businesses in Spain have, once again, yielded strong results in terms of both sales and operating income, with growth continuing in all areas of our operations.

Businesses in other parts of Europe achieved strong increases in operating income. Significant contributors were Belgium, Italy, Switzerland, Portugal and Germany.

In the US, sales increased by 3% but operating income declined slightly. Our legal staffing operations performed exceptionally well, with strong growth in both sales and operating income. Our US traditional business remained slow.

In Australia and New Zealand, all our businesses performed well led by education and accounting and finance.

In Canada, we achieved strong growth in the IT and engineering/technical sectors following on from good performances in the first quarter of 2007.

India and Latin America also reported good growth.

Business Development

In Q2 2007, we completed the acquisition of Calibre International, a leading hospitality staffing specialist in the UK and HR Partners, an Australian HR search and selection consultancy. In July, we acquired Think, a specialist provider of engineering and technical professionals in the US.

During the quarter, we also continued active organic growth in a number of markets, including expansion of existing operations in the Middle East and our recruitment process outsourcing business in the US and Canada. Compared to the same quarter last year, the Group's network has been extended by 134 offices to a total of 2,505 offices worldwide.

Management Outlook

Healthy demand driven by skill shortages should lead to strong results for the remainder of 2007.

Our business in France continues to improve its profitability and, despite slower market growth in June and July, we remain confident about its prospects for the second half. Our performance is expected to improve further in the Netherlands in Q3. The outlook for our specialist businesses in the UK remains favourable. We expect positive trends in other markets to continue.

For further information on these results, please join today's conference call starting at 9.00am (CET). Details can be found on our website at www.vedior.com.

Zach Miles, Chief Executive
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering, education and legal. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

25 October 2007	Publication of third quarter results
7 February 2008	Publication of annual results 2007
25 April 2008	Publication of first quarter results and AGM
24 July 2008	Publication of second quarter results
23 October 2008	Publication of third quarter results
5 February 2009	Publication of annual results 2008

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

€ million, EPS in €	Q2 2007	effect social security recalc 2006+Q1	adjusted Q2 2007	Q2 2006	change in % increase	change in % organic increase
Sales	2,121.5		2,121.5	1,925.0	10%	10%
Cost of sales	(1,629.8)	69.9	(1,699.7)	(1,569.3)		
Gross profit	**491.7**	**69.9**	**421.8**	**355.7**	19%	17%
Gross margin	*23.2%*		*19.9%*	*18.5%*		
Employee costs	(235.1)	(21.6)	(213.5)	(186.1)		
Depreciation and amortisation	(10.4)		(10.4)	(8.9)		
Other operating expenses	(96.0)		(96.0)	(88.5)		
Operating expenses	(341.5)	(21.6)	(319.9)	(283.5)	13%	11%
Operating income	**150.2**	**48.3**	**101.9**	**72.2**	41%	37%
Operating margin	*7.1%*		*4.8%*	*3.8%*		
Finance costs	(9.7)		(9.7)	(7.8)		
Share of profit of associates (after tax)	(0.2)		(0.2)	-		
Profit before tax	140.3	48.3	92.0	64.4		
Income tax expense	(45.9)	(16.6)	(29.3)	(20.0)		
Profit for the period	**94.4**	**31.7**	**62.7**	**44.4**	40%	
Attributable to:						
Equity holders of Vedior NV (net income)	94.2	31.7	62.5	44.4	40%	
Minority interests	0.2		0.2	-		
Profit for the period	**94.4**	**31.7**	**62.7**	**44.4**		
Basic earnings per ordinary share*	**0.54**		0.36	**0.26**	38%	
Diluted earnings per ordinary share*	0.54		0.36	0.26		

* after dividend on preference shares

❶ The growth percentages are calculated using the adjusted results for Q2 2007

Adjusted results

The results for Q2 2007 include the effects of a recalculation of social security charges in France with retroactive effect from 1 January 2006. In the Income statement above, the retrospective effect relating to 2006 and Q1 2007 is included as effect of recalculation social security charges. The adjusted results for Q2 2007 only include the effect of the recalculation that is attributable to Q2 2007, which contributed net income of €5.8 million and EPS of €0.03.

€ million, EPS in €	HY1 2007	effect social security recalc 2006	adjusted HY1 2007	HY1 2006	change in % increase	change in % organic increase
Sales	4,061.2		4,061.2	3,649.2	11%	9%
Cost of sales	(3,195.8)	57.3	(3,253.1)	(2,976.7)		
Gross profit	**865.4**	**57.3**	**808.1**	**672.5**	20%	17%
Gross margin	*21.3%*		*19.9%*	*18.4%*		
Employee costs	(433.6)	(17.6)	(416.0)	(360.0)		
Depreciation and amortisation	(19.7)		(19.7)	(17.6)		
Other operating expenses	(188.5)		(188.5)	(171.0)		
Operating expenses	(641.8)	(17.6)	(624.2)	(548.6)	14%	11%
Operating income	**223.6**	**39.7**	**183.9**	**123.9**	48%	44%
Operating margin	*5.5%*		*4.5%*	*3.4%*		
Finance costs	(18.4)		(18.4)	(14.3)		
Share of profit of associates (after tax)	-		-	-		
Profit before tax	205.2	39.7	165.5	109.6		
Income tax expense	(66.0)	(13.7)	(52.3)	(34.0)		
Profit for the period	**139.2**	**26.0**	**113.2**	**75.6**	50%	
Attributable to:						
Equity holders of Vedior NV (net income)	138.9	26.0	112.9	75.5	49%	
Minority interests	0.3		0.3	0.1		
Profit for the period	**139.2**	**26.0**	**113.2**	**75.6**		
Basic earnings per ordinary share*	**0.81**		**0.65**	**0.44**	48%	
Diluted earnings per ordinary share*	0.80		0.65	0.44		

* after dividend on preference shares

❶ The growth percentages are calculated using the adjusted results for HY1 2007

Adjusted results

The results for HY1 2007 include the effects of a recalculation of social security charges in France with retroactive effect from 1 January 2006. In the Income statement above, the retrospective effect relating to 2006 is included as effect of recalculation social security charges. The adjusted results for HY1 2007 only include the effect of the recalculation that is attributable to HY1 2007, which contributed net income of €11.5 million and EPS of €0.06.

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ million, EPS in €	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Profit for the period	94.2	44.4	138.9	75.5
Dividend on preference shares	(0.1)	(0.1)	(0.1)	(0.1)
Profit for the period attributable to ordinary shares	**94.1**	**44.3**	**138.8**	**75.4**
Weighted average number of shares (in millions)	173.2	170.9	172.3	170.1
Basic earnings per ordinary share*	**0.54**	0.26	**0.81**	0.44
Diluted earnings per ordinary share*	0.54	0.26	0.80	0.44

* after dividend on preference shares

CALCULATION ADJUSTED EARNINGS PER SHARE (UNAUDITED)

€ million, EPS in €	Q2 2007	HY1 2007
Profit for the period	94.2	138.9
Retrospective effect recalculation social security charges France	(31.7)	(26.0)
Dividend on preference shares	(0.1)	(0.1)
Profit for the period attributable to ordinary shares	**62.4**	**112.8**
Weighted average number of shares (in millions)	173.2	172.3
Basic earnings per ordinary share*	**0.36**	**0.65**
Diluted earnings per ordinary share*	0.36	0.65

* after dividend on preference shares

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ million	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Cash flow from operating activities				
Profit for the period	94	44	139	76
Adjustments for:				
Finance costs	10	8	19	14
Income tax expense	46	20	66	34
Depreciation and amortisation	11	9	20	18
Other non-cash movements	10	5	15	11
Operating cash flow before movement in working capital	171	86	259	153
Movement in operating working capital	(122)	(94)	(129)	(48)
Cash generated from operations	49	(8)	130	105
Interest paid	(6)	(10)	(17)	(16)
Income taxes paid	(29)	(19)	(49)	(36)
Net cash from operating activities	**14**	**(37)**	**64**	**53**
Net investment in property, equipment & software	(12)	(10)	(23)	(20)
Investments in group companies	(17)	(108)	(20)	(130)
Disposal of group company		-	1	-
Net cash used in investing activities	**(29)**	**(118)**	**(42)**	**(150)**
Movement in long-term borrowings	48	150	20	127
Increase/(decrease) short-term borrowings	(30)	9	7	2
Dividends paid	(54)	(44)	(55)	(44)
Proceeds on issue of shares	6	1	15	11
Net cash from/(used in) financing activities	**(30)**	**116**	**(13)**	**96**
Net increase in cash	**(45)**	**(39)**	**9**	**(1)**
Balance of cash at 1 April / 1 January	241	190	187	154
Effects of foreign exchange rate differences	-	(1)	-	(3)
Balance of cash at 30 June	**196**	**150**	**196**	**150**

SALES AND GROSS PROFIT GROWTH			change in %		
€ million	Q2 2007	Q2 2006	Gross profit increase (organic)	Sales increase (organic)	Sales increase
France	880.2	803.1	96% ❷	10%	10%
United Kingdom	279.8	245.1	13%	7%	14%
Netherlands	149.6	146.8	10%	1%	2%
Belgium	118.5	106.3	13%	11%	11%
Spain	101.9	90.6	20%	12%	12%
Other Europe	201.2	180.2	14%	15%	12%
United States	164.2	171.3	4%	3%	-4%
Australia & New Zealand	98.7	84.4	15%	11%	17%
Canada	61.4	45.1	38%	22%	36%
Latin America, Asia, Middle East and Africa	66.0	52.1	29%	32%	27%
Vedior Group	**2,121.5**	**1,925.0**	**37% ❸**	**10%**	**10%**
Rest of Europe ❶	*421.6*	*377.1*	*15%*	*14%*	*12%*
Rest of World ❶	*226.1*	*181.6*	*21%*	*19%*	*24%*

OPERATING INCOME			change in %		Operating Margin	
€ million	Q2 2007	Q2 2006	Operating income increase (organic)	Operating income increase	Q2 2007	Q2 2006
France	90.0	27.2	231% ❷	231%	10.2% ❷	3.4%
United Kingdom	20.2	15.2	15%	33%	7.2%	6.2%
Netherlands	5.7	4.2	31%	34%	3.8%	2.9%
Belgium	7.1	6.0	17%	17%	6.0%	5.7%
Spain	3.6	2.1	74%	74%	3.5%	2.3%
Other Europe	7.4	4.3	76%	72%	3.7%	2.4%
United States	10.3	11.3	-2%	-8%	6.3%	6.6%
Australia & New Zealand	7.0	5.6	20%	26%	7.1%	6.6%
Canada	4.2	2.5	90%	67%	6.9%	5.6%
Latin America, Asia, Middle East and Africa	1.9	1.0	91%	89%	2.9%	1.9%
Corporate expenses	(7.2)	(7.2)				
Vedior Group	**150.2**	**72.2**	**106% ❸**	**108%**	**7.1% ❸**	**3.8%**
Rest of Europe ❶	*18.1*	*12.4*	46%	46%	4.3%	3.3%
Rest of World ❶	*13.1*	*9.1*	36%	44%	5.8%	5.0%

❶ Regions reported until 2006

❷ Excluding the impact from the recalculation of social security charges in France relating to 2006 and Q1 2007, gross profit increased by 27%, operating income increased by 53% and the operating margin was 4.7%

❸ Excluding the impact from the recalculation of social security charges in France relating to 2006 and Q1 2007, gross profit increased by 17%, operating income increased by 37% and the operating margin was 4.8%

SALES AND GROSS PROFIT GROWTH

€ million	HY1 2007	HY1 2006	change in %: Gross profit increase (organic)	change in %: Sales increase (organic)	change in %: Sales increase
France	1,640.1	1,496.2	59% ❷	10%	10%
United Kingdom	555.3	473.3	10%	5%	17%
Netherlands	298.0	289.8	11%	2%	3%
Belgium	231.0	206.3	11%	12%	12%
Spain	198.3	176.0	19%	13%	13%
Other Europe	380.6	341.4	14%	15%	11%
United States	327.4	342.2	5%	3%	-4%
Australia & New Zealand	186.0	164.4	17%	11%	13%
Canada	118.8	60.7	30%	19%	96%
Latin America, Asia, Middle East and Africa	125.7	98.9	31%	34%	27%
Vedior Group	**4,061.2**	**3,649.2**	**26%** ❸	**9%**	**11%**
Rest of Europe ❶	*809.9*	*723.7*	*14%*	*13%*	*12%*
Rest of World ❶	*430.5*	*324.0*	*22%*	*20%*	*33%*

OPERATING INCOME

€ million	HY1 2007	HY1 2006	change in %: Operating income increase (organic)	change in %: Operating income increase	Operating Margin: HY1 2007	Operating Margin: HY1 2006
France	115.5	44.6	159% ❷	159%	7.0% ❷	3.0%
United Kingdom	37.9	29.4	12%	29%	6.8%	6.2%
Netherlands	12.2	8.8	36%	39%	4.1%	3.0%
Belgium	11.7	9.8	19%	19%	5.1%	4.8%
Spain	6.8	3.9	75%	75%	3.4%	2.2%
Other Europe	13.8	7.9	89%	75%	3.6%	2.3%
United States	17.0	19.2	-4%	-11%	5.2%	5.6%
Australia & New Zealand	12.2	9.3	29%	32%	6.6%	5.6%
Canada	7.7	3.0	79%	152%	6.5%	5.1%
Latin America, Asia, Middle East and Africa	3.4	2.4	45%	42%	2.7%	2.4%
Corporate expenses	(14.6)	(14.4)				
Vedior Group	**223.6**	**123.9**	**78%** ❸	**80%**	**5.5%** ❸	**3.4%**
Rest of Europe ❶	*32.3*	*21.6*	*52%*	*50%*	*4.0%*	*3.0%*
Rest of World ❶	*23.3*	*14.7*	*37%*	*58%*	*5.4%*	*4.6%*

❶ Regions reported until 2006

❷ Excluding the impact from the recalculation of social security charges in France relating to 2006, gross profit increased by 29%, operating income increased by 70% and the operating margin was 4.6%

❸ Excluding the impact from the recalculation of social security charges in France relating to 2006, gross profit increased by 17%, operating income increased by 44% and the operating margin was 4.5%

RESULTS BY SECTOR (UNAUDITED)

SALES € million	Q2 2007	Q2 2006	change in % Sales increase (organic)	Sales increase
Information Technology	196.3	193.8	-3%	1%
Engineering/Technical	139.6	112.3	24%	24%
Healthcare	115.0	104.9	10%	10%
Accounting/Finance	110.1	96.5	14%	14%
Education	40.2	34.1	16%	18%
Other sectors	170.8	133.9	17%	28%
Professional/Executive	772.0	675.5	11%	14%
Traditional	1,349.5	1,249.5	9%	8%
Vedior Group	**2,121.5**	**1,925.0**	**10%**	**10%**

OPERATING INCOME € million	Q2 2007	Q2 2006	change in % Operating income increase (organic)	Operating income increase	Operating Margin Q2 2007	Q2 2006
Information Technology	12.4	12.2	-3%	3%	6.4%	6.3%
Engineering/Technical	10.6	7.0	52%	52%	7.6%	6.2%
Healthcare	5.6	4.6	23%	22%	4.9%	4.4%
Accounting/Finance	7.5	6.3	9%	18%	6.8%	6.6%
Education	5.3	4.6	15%	17%	13.2%	13.4%
Other sectors	12.1	7.3	31%	65%	7.1%	5.5%
Professional/Executive	53.5	42.0	19%	28%	6.9%	6.2%
Traditional	103.9	37.4	180% ❶	177%	7.7% ❶	3.0%
Corporate expenses	(7.2)	(7.2)				
Vedior Group	**150.2**	**72.2**	**106%**	**108%**	**7.1%**	**3.8%**

SALES € million	HY1 2007	HY1 2006	change in % Sales increase (organic)	Sales increase
Information Technology	391.3	363.1	-3%	8%
Engineering/Technical	270.3	220.7	23%	22%
Healthcare	223.2	210.7	7%	6%
Accounting/Finance	214.1	175.1	13%	22%
Education	82.5	71.1	13%	16%
Other sectors	326.2	246.2	19%	33%
Professional/Executive	1,507.6	1,286.9	11%	17%
Traditional	2,553.6	2,362.3	9%	8%
Vedior Group	**4,061.2**	**3,649.2**	**9%**	**11%**

OPERATING INCOME € million	HY1 2007	HY1 2006	change in % Operating income increase (organic)	Operating income increase	Operating Margin HY1 2007	HY1 2006
Information Technology	23.0	21.3	-4%	8%	5.9%	5.9%
Engineering/Technical	19.5	13.1	49%	49%	7.2%	5.9%
Healthcare	9.6	9.2	5%	4%	4.3%	4.4%
Accounting/Finance	12.6	10.6	6%	19%	5.9%	6.1%
Education	11.7	10.1	14%	16%	14.2%	14.2%
Other sectors	22.0	11.7	51%	88%	6.7%	4.8%
Professional/Executive	98.4	76.0	19%	30%	6.5%	5.9%
Traditional	139.8	62.3	128% ❶	124%	5.5% ❶	2.6%
Corporate expenses	(14.6)	(14.4)				
Vedior Group	**223.6**	**123.9**	**78%**	**80%**	**5.5%**	**3.4%**

❶ Excluding the impact of recalculation of social security charges in France, operating income increased by 51% (HY1 64%) and operating margin was 4.2% (HY1 3.9%). The impact of the social security recalculation on the other sectors is not material.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ million	30 Jun 2007	31 Dec 2006	30 Jun 2006
ASSETS			
Property and equipment	87	82	74
Intangible assets	1,137	1,113	1,070
Other non-current assets	107	105	94
	1,331	1,300	1,238
Trade and other receivables	1,934	1,718	1,732
Cash and cash equivalents	196	187	150
	2,130	1,905	1,882
Total assets	3,461	3,205	3,120
EQUITY AND LIABILITIES			
Issued capital	11	11	11
Reserves	1,258	1,143	1,043
Minority interest	5	5	4
Total equity	1,274	1,159	1,058
Interest bearing loans and borrowings	585	565	719
Deferred consideration business combinations	82	81	71
Provisions	33	29	30
Other non-current liabilities	35	35	27
	735	710	847
Trade and other payables	1,258	1,149	1,120
Interest bearing bank overdrafts and loans	187	180	87
Provisions	7	7	8
	1,452	1,336	1,215
Total liabilities	2,187	2,046	2,062
Total equity and liabilities	3,461	3,205	3,120
Net interest bearing assets and liabilities	(576)	(558)	(656)
CHANGES IN EQUITY			
Balance at 1 January	1,159		1,030
Profit for the period	139		76
Issue of share capital	20		21
Dividend paid	(52)		(43)
Share based payments	4		4
Exchange rate differences	4		(30)
	1,274		1,058

Notes to the consolidated interim financial statements

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries for the quarter as well as first half year ended 30 June 2007. These statements have been prepared in accordance with Vedior's accounting principles, which are described in detail in the 2006 annual report, and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". The results for the comparative quarter in 2006 have been restated for comparison purposes following the change of accounting policy for minority interests in the fourth quarter of 2006. For an explanation of the change of accounting policy please refer to note 4 on page 56 of the 2006 annual report.
Vedior's 2006 annual report can be viewed online at http://www.vedior-thefutureofwork.com/.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

END

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.